UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VOCERA COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

VOICE MERGER SUB CORP.

a direct or indirect wholly owned subsidiary of

STRYKER CORPORATION

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0003 Per Share

(Title of Class of Securities)

92857F107

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Vice President, Chief Legal Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

+1 (269) 385-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

+1 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,974,792,414.88	$275,763.26

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 34,951,078 outstanding Shares (as defined below) of the Company (as defined below), multiplied by $79.25, (ii) 1,961,529 Shares issuable pursuant to the Company’s restricted stock units, multiplied by $79.25, (iii) 491,239 Shares issuable pursuant to the Company’s performance stock units, multiplied by $79.25, (iv) 54,586 Shares issuable pursuant to outstanding rights under the Company’s Amended and Restated 2012 Employee Stock Purchase Plan, multiplied by $79.25 and (v) 94,748 Shares issuable pursuant to outstanding stock options, multiplied by $65.56 (which is $79.25 minus the weighted average exercise price for such options of $13.69 per share). The calculation of the filing fee is based on information provided by the Company as of January 5, 2022.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Voice Merger Sub Corp., a Delaware corporation (“Purchaser”), and Stryker Corporation, a Michigan corporation (“Parent”), to purchase all outstanding shares of common stock, $0.0003 par value per share (the “Shares”), of Vocera Communications, Inc., a Delaware corporation (the “Company”), at a price of $79.25 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated January 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a direct or indirect wholly owned subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of January 6, 2022, among Parent, Purchaser and the Company is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Vocera Communications, Inc. Its principal executive office is located at 525 Race Street, San Jose, California, 95126, and its telephone number is (408) 882-5100. The information regarding the Company set forth in Section 8—“Certain Information Concerning the Company” is incorporated herein by reference.

(b) This Schedule TO relates to the Shares. According to the Company, as of the close of business on January 5, 2022, there were (i) 34,951,078 Shares issued and outstanding, (ii) 94,748 Shares subject to issuance pursuant to outstanding options to acquire Shares, (iii) 1,961,529 Shares subject to issuance pursuant to the Company’s restricted stock units, (iv) 491,239 Shares subject to issuance pursuant to the Company’s performance stock units and (v) 54,586 Shares subject to issuance pursuant to outstanding rights under the Company’s Amended and Restated 2012 Employee Stock Purchase Plan.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)–(c) The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. Each of Purchaser’s and Parent’s principal executive office is located at c/o Stryker Corporation, 2825 Airview Boulevard, Kalamazoo, Michigan 49002, and the telephone number of each is (269) 385-2600. The information regarding Purchaser and Parent set forth in Section 9—“Certain Information Concerning Parent and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8—“Certain Information Concerning the Company”, Section 9—“Certain Information Concerning Parent and Purchaser”, Section 10—“Background of the Offer; Contacts with the Company”, Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6—“Price Range of Shares; Dividends”, Section 7—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations”, Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”, and Section 14—“Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet”, Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9—“Certain Information Concerning Parent and Purchaser”, Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3—“Procedures for Tendering Shares”, Section 10—“Background of the Offer; Contacts with the Company” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not Applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the Offer is not subject to any financing condition; and

(c)	the Offer is for all outstanding securities of the subject class.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations”, Section 10—“Background of the Offer; Contacts with the Company”, Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated January 25, 2022.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement, published January 25, 2022 in The New York Times.

(a)(5)(A)	Press Release, dated January 6, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(B)	Investor Presentation by Parent, dated January 6, 2022 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(C)	Social media post, dated January 6, 2022 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(D)	Conference call transcript, dated January 6, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003782)).

(a)(5)(E)	Presentation to Vocera employees, dated January 7, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-004563)).

(a)(5)(F)*	Press Release, dated January 25, 2022.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 6, 2022, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the United States Securities and Exchange Commission on January 11, 2022).

(d)(2)*	Non-Disclosure Agreement, dated December 12, 2021, between the Company and Parent.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2022

VOICE MERGER SUB CORP.

By:	/s/ Sean C. Etheridge
Name:	Sean C. Etheridge
Title:	Vice President, Secretary

STRYKER CORPORATION

By:	/s/ J. Andrew Pierce
Name:	J. Andrew Pierce
Title:	Group President, MedSurg and Neurotechnology